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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                              AMENDMENT NO. 1 TO
                                SCHEDULE 14D-9
                                (RULE 14d-101)
     SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                                EMACHINES, INC.
                           (Name of Subject Company)

                                EMACHINES, INC.
                     (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $.0000125 PER SHARE
                        (Title of Class of Securities)

                                  29076P 10 2
                     (CUSIP Number of Class of Securities)

                               -----------------

                                Wayne R. Inouye
                         14350 Myford Road, Suite 100
                               Irvine, CA 92606
                                (714) 481-2828
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               -----------------

                                   Copy to:
                              John A. Fore, Esq.
                            Steve L. Camahort, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300

                               -----------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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   This Amendment No. 1 to Schedule 14D-9 filed by eMachines, Inc. (the
"Company") with the Securities and Exchange Commission on November 27, 2001 (the "Statement") amends and restates the Statement in its entirety.

1. Subject Company Information.

  Name and Address

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is eMachines, Inc., a Delaware corporation ("eMachines"). The address of the principal executive offices of eMachines is 14350 Myford Road, Suite 100, Irvine, California 92606. The telephone number of the principal executive offices of eMachines is (714) 481-2828.

  Securities

   The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $.0000125 per share, of eMachines (the "Shares" or "eMachines Common Stock"). As of November 26, 2001, there were 145,527,579 Shares outstanding.

2. Identity and Background of Filing Person.

  Name and Address

   The name, business address and business telephone number of eMachines, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

  Tender Offer

   The Schedule 14D-9 relates to the offer by Empire Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of EM Holdings, Inc., a Delaware corporation ("EM Holdings"), as disclosed in a Tender Offer Statement on Schedule TO dated November 27, 2001 (as amended or supplemented from time to time, the "Schedule TO"), to purchase each outstanding Share for $1.06, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 27, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which as amended or supplemented from time to time, together constitute the "Offer").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 19, as amended and restated as of November 26, 2001 (the "Merger Agreement"), by and among EM Holdings, the Purchaser and eMachines. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver (where permissible) of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into eMachines (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by EM Holdings, the Purchaser, or eMachines or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. As a result of the Offer and the Merger, eMachines will become a wholly-owned subsidiary of EM Holdings. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9, is incorporated herein by reference.

   The Schedule TO states that the principal executive offices of EM Holdings and the Purchaser are located at 7373 Hunt Avenue, Garden Grove, California 92841.

3. Past Contacts, Transactions, Negotiations and Agreements.

  Conflicts of Interest

   In considering the recommendation of the Board of Directors of eMachines (the "Board") set forth in Item 4 below, eMachines' stockholders should be aware that certain executive officers of eMachines and certain members of the Board have interests in the Offer and the Merger, which are described herein and in Schedule I hereto, and which may present them with certain conflicts of interest. The Board is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

   Except as described in this Schedule 14D-9 or incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of eMachines, there are no material agreements, arrangements or understandings or any actual or potential conflict of interest between eMachines or its affiliates and (1) eMachines' executive officers, directors or affiliates or
(2) EM Holdings or the Purchaser and their respective executive officers, directors or affiliates.

   Certain agreements, arrangements or understandings between the eMachines or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement of eMachines attached to this
Schedule 14D-9 as Schedule I (the "Information Statement"). The Information Statement is being furnished to the eMachines stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Merger Sub's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

   Information concerning agreements between eMachines and its affiliates was also described in eMachines' revised proxy statement on Schedule 14A filed on May 4, 2001 in connection with eMachines' 2001 annual meeting of stockholders (the "Proxy Statement") under the captions "Election of Directors," "Business Relationships and Related Transactions," "Transactions with Management," "Executive Compensation," "Security Ownership of Certain Beneficial Owners and Management." The Proxy Statement is filed as Exhibit (e)(11) to this Statement and the foregoing sections of the Proxy Statement are incorporated herein by reference. The information incorporated by reference is considered to be a part of this Schedule 14D-9, except for any information that is superseded by information included directly in this Schedule 14D-9.

  The Merger Agreement, the Option Agreement and the Stock Purchase Agreement

   A summary of the material provisions of the Merger Agreement, the Option Agreement and the Stock Purchase Agreement are included in ''SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger'' and ''SPECIAL FACTORS--Merger Agreement, Stock Purchase Agreement and Option Agreement'' of the Offer to Purchase, filed as Exhibit (a)(1) to the Schedule TO, which is incorporated herein by reference. Such summaries are qualified in their entirety by reference to the complete text of the Merger Agreement, the Option Agreement and the Stock Purchase Agreement, copies of which of are filed as Exhibits (e)(1), (e)(2) and (e)(3), respectively, hereto and are incorporated herein by reference.

  Confidentiality Agreement

   The Company, EM Holdings and Mr. Hui entered into a Confidentiality Agreement dated November 12, 2001 (the "Confidentiality Agreement"). The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit (e)(4) hereto and incorporated herein by reference. Pursuant to the Confidentiality Agreement, the parties agreed to keep confidential certain information received from each other. The Confidentiality Agreement includes, among other provisions, a 17-day standstill and two-year employee non-solicitation agreements by EM Holdings and Mr. Hui in favor of the Company. The Confidentiality Agreement does not contain a provision providing for an exclusive negotiating period with the Company.

  Certain Executive Agreements

   The following employees are parties to employment agreements with eMachines (the "Employment Agreements") which may entitle them to certain benefits in the event of a Change of Control (as defined in each of the Employment Agreements):
Wayne R. Inouye, eMachines' President and Chief Executive Officer; Adam Andersen, eMachines' Senior Vice President and Chief Operating Officer; Mike Zimmerman, eMachines' Senior Vice President, Customer Care; and Bob Davidson, eMachines' Senior Vice President, Product Marketing.

   Mr. Inouye's Employment Agreement provides that upon a Change of Control prior to March 5, 2003, he will be entitled to a bonus in the amount of $1,000,000 less (i) an amount equal to the difference between (x) the fair market value of any cash and liquid securities he receives as a result of the Change of Control for Mr. Inouye's stock option and the Shares issuable upon exercise of that option and (y) the total exercise price paid by Mr. Inouye, as a result of the Change of Control, for the Shares subject to his option, and
(ii) an amount equal to the product of (x) the number of Shares subject to Mr. Inouye's stock option that he has sold prior to the Change of Control and (y) the difference between the sales price of such common stock and the per share exercise price of his stock option; provided however, that payment of the bonus is subject to Mr. Inouye's continued employment with eMachines on the date of the Change of Control. For purposes of Mr. Inouye's Employment Agreement, a Change of Control was included as a type of liquidation event that would trigger the above-described payment. Such liquidation events included the acquisition of eMachines by another entity by means of any transactions or series of related transactions (including, without limitation, any reorganization, merger or consolidation).

   The Employment Agreements with Mr. Andersen, Mr. Zimmerman and Mr. Davidson provide that upon a Change of Control, if the employee's employment is terminated by eMachines within 12 months after a Change of Control, then all of the stock options granted by eMachines to the employee prior to the Change of Control shall become fully vested and exercisable as of the date of the termination to the extent such stock options are outstanding and unexercisable at the time of such termination. For purposes of these Employment Agreements, a Change of Control was defined as:

      (i) the date on which a change in the ownership of eMachines' outstanding securities occurs such that any "person" (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of eMachines representing fifty percent (50%) or more of the total voting power represented by eMachines' then outstanding voting securities;

      (ii) a change in the composition of the Board occurring within a two (2) year period, as a result of which fewer than a majority of eMachines' directors are Incumbent Directors. "Incumbent Directors" means directors who either (A) are members as of the date of the Employment Agreement, or (B) are elected, or nominated for election, to eMachines' Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to eMachines' Board);

      (iii) the date of the consummation of a merger or consolidation of eMachines with any other entity that has been approved by the eMachines' stockholders, other than a merger or consolidation that would result in the voting securities of eMachines outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities eMachines or such surviving entity outstanding immediately after such merger or consolidation;

      (iv) the date on which the stockholders of eMachines approve a plan of complete liquidation of the entity; or

      (v) the date of the consummation of the sale or disposition by eMachines of all or substantially all of its assets.

  Mr. Lap Shun (John) Hui

   Purchaser is a wholly-owned subsidiary of EM Holdings formed for the purposes of effecting the Offer and the Merger. EM Holdings is wholly-owned by Mr. Hui and was formed by Mr. Hui in order to effect the Offer, the Merger and the transactions contemplated by the Merger Agreement. Upon completion of the Merger, eMachines will be a wholly-owned subsidiary of EM Holdings. According to a Statement in Schedule 13D filed by EM Holdings with the SEC on November 9, 2001, Mr. Hui currently owns, before giving effect to the Offer, the Merger and the transactions contemplated by the Merger Agreement, approximately 1.1% of the outstanding shares of Common Stock. Mr. Hui is also the sole owner of Korea Data Systems (USA), Inc. ("KDS USA"), which he purchased from KDS Ltd. in 1995 which owns approximately 0.16% of the outstanding shares of Common Stock. Collectively, Mr. Hui and KDS USA own 1.26% of the outstanding Common Stock. Other than acting as a U.S. distributor, KDS USA is not affiliated with Korea Data Systems, Co., Ltd. ("KDS Ltd.") or Korea Data Systems America, Inc. who are both stockholders of eMachines. As a result of the merger, Mr. Hui, as the sole stockholder of EM Holdings, will benefit from a 100% interest in the available net operating loss carryforwards of eMachines, subject to limitations resulting from the change of control.

  Relationship with KDS Korea

   KDS Korea is the parent company of Korea Data Systems America, Inc. Korea Data Systems America was one of eMachines founding stockholders and together with KDS Korea beneficially owns approximately 19.8% of the outstanding eMachines' Common Stock. Jung Koh, a member of the Board and one of eMachines' stockholders, also serves as Vice Chairman of KDS Korea. KDS Korea and its affiliates and related parties collectively own 32,819,538 shares of eMachines Common Stock, for which they will receive $34,449,800 pursuant to their offer.

  Relationship With TriGem Computer, Inc.

   TriGem, through its subsidiary, TriGem America Corporation, beneficially owns approximately 19.9% of the outstanding eMachines Common Stock. Paul Lee, Chairman of the Board and one of eMachines' stockholders, is also the Vice Chairman, Chief Executive Officer and a member of the Board of directors of TriGem. Mr. Hong, a member of the Board, was Chief Financial Officer for TriGem Computer from January 2000 to January 2001 and a Financial Senior Advisor of TriGem from May 1999 to January 2000. TriGem and its affiliates and related parties collectively own 35,330,000 Shares for which they will receive $37,499,800 pursuant to the Offer.

  Indemnification

   The merger agreement provides that eMachines will indemnify and hold harmless each present and former director and officer of eMachines for any acts or omissions occurring prior to the effective time of the Merger. The Merger Agreement further provides that, for a period of six years from the effective time of the Merger, eMachines, as the surviving corporation in the merger, will maintain in effect directors' and officers' liability insurance policies, for the benefit of those persons who are covered by eMachines' directors' and officers' liability insurance policies at the effective time of the Merger, which provides coverage on terms not materially less favorable than the coverage provided under eMachines' current officers' and directors' liability insurance policies. If the insurance, however, cannot be maintained at a cost equal to 200% of the annual premiums currently paid by eMachines for such insurance, eMachines will maintain as much coverage as can be so maintained at a cost equal to 200% of the current annual premiums of eMachines for such insurance.

  Treatment of Stock Options

   As of November 16, 2001, there were 8,602,487 shares of Common Stock subject to issuance pursuant to outstanding stock options. In the Merger, all outstanding stock options, whether or not then fully exercisable or vested, to purchase shares of Common Stock, granted under any plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of eMachines or any of its subsidiaries whether or not then fully exercisable or vested, will become fully exercisable and vested, and the stock options shall be converted into the right to receive a cash payment in an amount (if any), equal to the product of the number of shares subject to the stock option and the difference (if positive) between $1.06 and the exercise price per share of the stock option.

   As a result of the merger, Messrs. Inouye, Andersen, Zimmerman, Davidson and Firestone are expected to receive approximately $3.7 million, $0.2 million, $0.22 million, $0.2 million and $1.7 million, respectively, for cancellation of their options.

4. The Solicitation or Recommendation.

  Recommendation of the Board of Directors

   At a meeting held on November 19, 2001, the Board unanimously (with the exception of Mr. Hui, the sole stockholder of EM Holdings, who recused himself from deliberations of the Board relating to the Merger Agreement):

   . determined that the Offer and the Merger are advisable, fair to and in the best interests of, eMachines' stockholders (other than EM Holdings, Purchaser and their affiliates);

   . approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and

   . recommends that eMachines' stockholders accept the Offer and tender their Shares pursuant to the Offer.

   eMachines has been advised that each of its directors (other than Lap Shun
Hui) intends to tender pursuant to the Offer all Shares owned of record and beneficially by him, except to the extent that the tender would violate applicable securities laws.

   A press release announcing the commencement of the Offer and a letter to eMachines' stockholders communicating the Board's recommendation are filed as exhibit (a)(3) and (a)(4) to this Schedule 14D-9 and are incorporated herein by reference.

  Background and Reasons for the Board's Recommendation

  Background

   eMachines concluded its initial public offering in March 2000. Following its initial public offering, eMachines' financial performance was adversely affected by the weakened economy and an unanticipated decrease in consumer demand for personal computers resulting in a dramatic downturn in the overall computer market and an industry-wide oversupply of personal computers as consumers curtailed their spending. In addition, revenues from eMachines Internet operations slowed dramatically due to the lower overall demand for personal computers as well as the adverse environment for Internet-related businesses. Following eMachines' initial public offering, due to these factors and a declining stock market, eMachines experienced a declining stock price, had a limited ability to attract institutional investors and was able to attract only limited equity research analyst coverage. The market price of eMachines common stock steadily declined from its initial public offering price of $9.00 on March 24, 2000 to $0.375 on December 29, 2000.

   As a result of these factors, during the latter half of 2000, Stephen Dukker, the President and Chief Executive Officer of eMachines at the time, raised the possibility of exploring various strategic alternatives to maximize shareholder value. The Board discussed various alternatives, but no definitive actions were taken by the Board at that time to pursue such a transaction.

   On December 20, 2000, eMachines received a letter from the Nasdaq Stock Market, Inc. (the "Nasdaq"), regarding the continued listing of eMachines Common Stock on the Nasdaq National Market. The letter stated that eMachines Common Stock may be delisted from trading on or about March 20, 2001, if the minimum bid price of eMachines Common Stock did not equal or exceed $1.00 per share for a minimum of ten consecutive trading days ending prior to such date.

   As a result of its own independent investigation of eMachines, representatives of Averil Capital Markets Group, Inc., an investment banking firm ("Averil Capital"), approached Mr. Hui to discuss various alternatives surrounding eMachines. During their initial meeting in January 2001, Averil Capital reviewed with Mr. Hui eMachines' current operating performance, capital markets profile and future prospects. In addition, Averil Capital and Mr. Hui discussed potential strategic alternatives for eMachines including a sale to a strategic buyer, the acquisition of eMachines by Korea Data Systems, Co., Ltd., ("KDS Korea") and/or TriGem Computers, Inc. ("TriGem"), the two largest stockholders of eMachines and a management buyout. At the conclusion of the meeting, Mr. Hui advised Averil Capital he did not intend to pursue a transaction of the type discussed at that time and that he believed it was premature to discuss the pursuit of any alternatives until eMachines completed certain internal restructuring initiatives.

   On February 26, 2001, eMachines announced the appointment of Wayne R. Inouye as eMachines' President and Chief Executive Officer and as a member of the eMachines board of directors, effective March 5, 2001. At the same time, eMachines announced the resignation of Stephen A. Dukker from those same positions, effective March 4, 2001.

   Following the appointment of Mr. Inouye, and during March 2001, eMachines publicly announced a restructuring program including the following actions:

 . Reducing exposure to the Internet market by eliminating resources dedicated to Internet products;

 .  Recruiting of senior key management in addition to Mr. Inouye; and

 . Taking a one time financial charge of $3.7 million for expenses associated with staff reductions and facilities closures in San Francisco, Scotts Valley and New York City.

   On March 21, 2001, following the continued decline of its stock price, eMachines received a letter from the Nasdaq advising the company of Nasdaq's decision to delist the eMachines Common Stock from the Nasdaq National market because of eMachines' failure to comply with Nasdaq's $1 bid price requirement. eMachines requested an appeal of the decision to delist its common stock before a Nasdaq Listing Qualifications Panel.

   Despite the eMachines restructuring program, the market price of eMachines Common Stock continued to decline during the second quarter of 2001. At a meeting on April 17, 2001, the Board began to discuss potential strategic alternatives. The Board considered the following factors:

 .  The financial performance of eMachines for the fiscal year ended December
   31, 2000, coupled with results to date, continued to be adversely affected by the unexpectedly severe decline in consumer demand for personal computers;

 . The lack of liquidity in eMachines' stock made it unattractive to institutional investors (as well as non-institutional investors);

 .  eMachines' difficulty in attracting equity research analyst coverage; and

 . If the stock price were to remain below $1.00 per share it could lead to delisting of eMachines Common Stock from the Nasdaq National Market for failure to meet Nasdaq's continued listing requirements, and the company was already notified of such possibility.

   Addressing the factors listed above, the Board resolved to undertake a review of the company's strategic alternatives, particularly exploring the possibility of identifying an acquiror willing to purchase the entire company.

   As part of its strategic review, at the April 17, 2001 meeting of the Board, it established an Advisory committee to more closely be involved with and monitor the strategic review process. The advisory committee was comprised of Mr. Inouye, and Nathan Morton and Yasuhiro Tsubota who are both independent directors of eMachines.

   In April 2001, the management of eMachines held preliminary discussions with Credit Suisse First Boston about potential strategic alternatives for eMachines. On May 7, 2001, eMachines publicly announced that it had retained Credit Suisse First Boston, which had been the company's lead underwriter in its initial public offering, to act as its financial advisor and to assist eMachines in evaluating its strategic alternatives, including a possible sale of the company. In the eMachines press release, Mr. Inouye stated that the Board believed that it was an appropriate time to explore opportunities to maximize shareholder value following its recent restructuring.

   On May 24, 2001, eMachines Common Stock was delisted from the Nasdaq National Market and trading in eMachines Common Stock was moved to the Over The Counter Bulletin Board.

   During May 2001, Credit Suisse First Boston contacted approximately 55 companies, including both strategic and financial buyers, to determine their levels of interest in a potential acquisition of eMachines. Additionally, a number of parties contacted eMachines and Credit Suisse First Boston to express their interest in exploring a potential acquisition of eMachines. Based upon initial conversations with Credit Suisse First Boston, five firms, including TriGem, and KDS Korea, expressed a high level interest in exploring a possible transaction with eMachines. One of those parties signed confidentiality agreements with eMachines, which included various "standstill" provisions. The standstill provisions prohibited, among other things, a potential acquiring party from acquiring shares, soliciting proxies or making public announcements regarding its intentions with respect to a transaction with eMachines. Between May and August of 2001, Credit Suisse First Boston and eMachines held continuing discussions with these parties.

   On June 5, 2001, one of these interested parties (the "Other Interested Party") submitted a non-binding indication of interest to acquire eMachines. eMachines' management held informational meetings and due diligence and had other discussions sessions with the Other Interested Party during the months of June and July.

   During June 2001, Mr. Hui contacted Averil Capital requesting a meeting between representatives of Averil Capital, KDS USA, KDS Korea and TriGem. At a meeting on June 18, 2001, Averil Capital met with Mr. Hui and S. C. Sohn, General Counsel of TriGem, to discuss the possible acquisition of eMachines through a joint offer by KDS USA, KDS Korea and TriGem. At that meeting, Averil Capital reviewed various structural, valuation, operational and legal issues surrounding a possible transaction.

   During this same time period, Mr. Hui advised Credit Suisse First Boston that he, KDS Korea and TriGem were interested in pursuing a transaction involving eMachines. While KDS Korea and TriGem were initially interested in pursuing a transaction, each of them subsequently determined they did not wish to pursue a transaction.

   On July 12, 2001, Credit Suisse First Boston updated the advisory committee of the Board on the status of discussions with third parties, including the Other Interested Party. On August 8, 2001, the Other Interested Party submitted a revised non-binding indication of interest which contained a higher offer price than its previous indication of interest submitted on June 5, 2001, (which was still significantly below the offer price). A meeting of the eMachines advisory committee was convened on August 9, 2001, to consider the revised indication of interest submitted by the Other Interested Party and eMachines' other strategic alternatives. The advisory committee declined to pursue further discussions with the Other Interested Party at that time and determined that discussions to date had failed to produce a party interested in pursuing a transaction with eMachines at a price the advisory committee deemed worthy of pursuing at such time. Therefore, the advisory committee determined to stop actively seeking a buyer and advised Credit Suisse First Boston to stop pursuing a potential sale of eMachines. On September 17, 2001, eMachines publicly announced that it had terminated Credit Suisse First Boston's engagement. The press release also indicated that eMachines would continue to review its strategic alternatives.

   Following the termination of Credit Suisse First Boston's engagement, Mr. Hui explored other potential opportunities involving eMachines, not necessarily including KDS Korea's and TriGem's participation. He contacted certain financial sources to discuss the possibility of financing the acquisition of the eMachines Common Stock held by KDS Korea and TriGem. In addition, he discussed with eMachines Chairman, Paul Lee, the possibility of Mr. Hui's sponsorship of an acquisition of eMachines. He also had similar discussions with Michael Hong, a director of eMachines, and Jung Koh, a director of eMachines and the Chairman of KDS Korea. Messrs. Lee and Koh indicated to Mr. Hui that their respective organizations would be interested in the sale of eMachines at a fair price, whether in a management-led buyout or a transaction with an unaffiliated third party.

   During September 2001, Mr. Hui contacted Averil Capital regarding his possible sponsorship of a management-led buyout of eMachines or his own outright acquisition of eMachines. During a meeting on September 27, 2001, Averil Capital and Mr. Hui discussed and assessed the probability of completing a transaction, the probable range of value to complete a transaction, various structural and legal considerations and the review of a possible timeline for a transaction. On October 4, 2001, Averil Capital and Mr. Hui executed an engagement letter in connection with Averil Capital serving as the exclusive financial advisor to Mr. Hui to explore the acquisition of eMachines.

   During October 2001, Mr. Hui also met directly with Mr. Inouye to discuss the possibility of pursuing a management-led acquisition of eMachines. Mr. Hui offered to assist Mr. Inouye in structuring a transaction, securing the necessary acquisition capital and retaining the advisors to represent Mr. Hui and the management team. Mr. Inouye considered the but ultimately rejected Mr. Hui's proposal.

   Also during October 2001, eMachines had discussions with, and provided due diligence information to a third party that had been referred to Mr. Dukker by Mr. Hui during late 2000 as a potential strategic partner or acquirer in connection with a transaction that would involve the acquisition of a significant interest in eMachines from certain stockholders of eMachines.

   Following the retention of Averil Capital by Mr. Hui, on October 4, 2001, Mr. Hui formed EM Holdings and Purchaser to serve as acquisition entities in connection with the proposed transaction with eMachines.

   During October, Averil Capital contacted various financing sources to secure the necessary financing commitments in order to effect the transaction. As a result of its efforts, Averil Capital secured a preliminary debt financing commitment from UBS AG. This financing commitment was in a form that could be executed simultaneously with the execution of a definitive merger agreement between EM Holdings and eMachines. In addition to securing the preliminary debt financing commitment, Mr. Hui planned to contribute certain equity financing to the transaction.

   Because a substantial portion of the cash reserves of eMachines would be used to repay the acquisition debt to UBS AG, legal counsel for UBS and EM Holdings' advisors believed it was important to secure a solvency opinion. UBS AG requested for EM Holdings to retain the services of a nationally recognized valuation appraisal firm to render a solvency opinion in connection with the transaction. On November 14, 2001, EM Holdings retained the services of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

   In order to determine whether or not the proper support existed for Mr. Hui's potential acquisition of eMachines, Averil Capital, in combination with Akin Gump Strauss Hauer & Feld, LLP (legal advisor to Mr. Hui, EM Holdings and Purchaser, referred to as "Akin Gump") also contacted KDS Korea, TriGem and idealab! to negotiate their support of an offer sponsored by Mr. Hui. As a result of these negotiations, on October 30, 2001, idealab! entered in to the Stock Purchase Agreement with Mr. Hui.

   Between October 4, 2001, and October 29, 2001, Mr. Hui worked closely with Averil Capital and Akin Gump to prepare a fully-financed, fully defined offer for eMachines.

   On October 30, 2001, Mr. Hui delivered to Wayne Inouye EM Holdings' offer to acquire all of the outstanding shares of Common Stock of eMachines. EM Holdings' initial offer was to acquire all of the outstanding shares of eMachines Common Stock at $.78 per share through a cash tender offer followed by a short-form merger. In addition to the offer letter, Mr. Hui delivered as part of the offer a form of merger agreement that EM Holdings would be willing to execute. During this meeting, Mr. Hui described to Mr. Inouye the terms and conditions of the offer and explained his reasons for pursuing the offer. Mr. Hui also expressed his desire to retain Mr. Inouye and the management team of eMachines. Mr. Inouye stated that he would contact the various Board members to discuss Mr. Hui's proposal to acquire eMachines. Following Mr. Hui's meeting with Mr. Inouye, Averil Capital delivered copies of the offer to Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, eMachines' outside counsel ("Wilson Sonsini") and other selected members of the Board. After being advised that the Board intended to reengage Credit Suisse First Boston, which occurred on November 1, 2001, Mr. Inouye delivered copies to Credit Suisse First Boston.

   On October 31, 2001, following delivery of the offer, Averil Capital and Akin Gump had conversations with eMachines' financial and legal advisors to discuss consideration of EM Holdings' offer. At that time, EM Holdings and Mr. Hui were asked to execute a confidentiality agreement. It was decided that once the confidentiality agreement was executed that Averil Capital would review with Credit Suisse First Boston the financial analysis underlying EM Holdings' initial offer. Based on the commencement of a process whereby the Board would review the proposal, EM Holdings determined not to publicly announce its proposal at that time.

   On November 2, 2001, Averil Capital reviewed with Credit Suisse First Boston certain elements of the financial analysis. During this telephone conference, there was no negotiation as to the specific offer. It was understood at the conclusion of the discussion that EM Holdings' initial offer was subject to negotiation if a higher value was justified and supported by addition information from eMachines. In addition, Averil Capital told Credit Suisse First Boston that it would disclose the name of the financing source, and provide the form of commitment and supporting term sheet, once a confidentiality agreement between eMachines and EM Holdings was executed.

   On November 2, 2001, a special meeting of the Board was held to review with the entire Board the offer received as well as determine the proper manner in which to proceed. Mr. Adam Andersen, Senior Vice President and Chief Operating Officer of eMachines, and John Alpay, Corporate Counsel of eMachines, and representatives of Wilson Sonsini, also participated in the meeting. Representatives of Wilson Sonsini reviewed with the eMachines directors their fiduciary duties to the holders of eMachines Common Stock in the context of a proposed business combination transaction involving eMachines, including a transaction between Mr. Hui and eMachines. The eMachines directors discussed potential conflicts of interests of various directors in the proposed transaction. Mr. Hui made a brief statement to the Board describing the background of his proposal before recusing himself from all further meetings at which EM Holdings' proposal or other strategic alternatives would be considered. Following Mr. Hui's departure, Wilson Sonsini informed the Board of the terms and conditions of Mr. Hui's proposal. The eMachines Board created an advisory committee to assist in the evaluation of alternative transactions involving eMachines, including EM Holdings' proposal. The advisory committee was comprised of Mr. Inouye, Mr. Morton, Mr. Tsubota and Mr. Hong. While the advisory committee would advise the Board of directors (other than Mr. Hui) through the process, the entire Board, subject to the recusal of Mr. Hui, would be responsible for making any final determinations regarding EM Holdings proposal as well as other alternatives to be considered.

   Following the Board meeting on November 2, 2001, the advisory committee met separately. Representatives of Credit Suisse First Boston and Wilson Sonsini also participated in the meeting. Credit Suisse First Boston reviewed with the Board the process being undertaken to contact third parties that may be interested in pursuing an acquisition or other strategic transaction with eMachines and the status of discussions with EM Holdings and its advisors. The advisory committee authorized eMachines advisors to go forward with negotiations with EM Holdings and to determine whether any third parties that had previously expressed an interest in a transaction with eMachines would have any interest in acquiring eMachines. The advisory committee also expressed its desire to enter into a "standstill" agreement with any interested parties for a long-enough period of time to conduct an orderly process.

   Between November 2 and November 18, 2001, Credit Suisse First Boston contacted and had discussions with third parties that had previously expressed an interest in a transaction with eMachines.

   On Saturday, November 3, 2001, Credit Suisse First Boston and Wilson Sonsini reported the Board's position regarding EM Holdings' offer to Averil Capital and Akin Gump. EMachines' advisors stated that the Board had directed the company's advisors to undertake negotiations with EM Holdings regarding its offer. At the same time, the Board also determined that it was necessary to contact other selected parties that had shown some level of interest in eMachines during the prior strategic review process. eMachines' advisors continued to negotiate with Mr. Hui and EM Holdings to define the scope of a standstill provision.

   On November 6, 2001, the advisory committee held a special meeting. Mr. Andersen, representatives of Wilson Sonsini and representatives of Credit Suisse First Boston also participated in the meeting. At this meeting, the advisory committee considered the terms and conditions of EM Holdings' proposed financing, the implications of a possible disclosure by EM Holdings of its offer on a Schedule 13D to be filed with the SEC and the inability of eMachines and Mr. Hui to agree on the scope of the standstill. The advisory committee authorized eMachines' advisors to continue negotiations with EM Holdings, Mr. Hui and their advisors with a continuing requirement to obtain EM Holdings' agreement to a relatively brief standstill provision long enough to complete an orderly exploration of eMachines' strategic alternatives.

   Meanwhile, in order to proceed with its review of information regarding EM Holdings' offer, eMachines proposed that the parties initially enter into a one-way confidentiality agreement governing the provision of confidential information by us to eMachines, which agreement would not raise the standstill issues and would allow EM Holdings to disclose the details behind EM Holdings' financing to Credit Suisse First Boston. During the discussions of this one-way confidentiality agreement, EM Holding also indicated to eMachines' advisors that although EM Holdings disclaims beneficial ownership of any securities held by idealab!, EM Holdings may elect to disclose by November 9, 2001 on Schedule 13D its potential beneficial ownership of idealab! Shares as a result of the stock purchase agreement between Mr. Hui and idealab!

   On November 8, 2001, the advisory committee met to discuss the status of potential transactions with third parties and the status of negotiations with EM Holdings and its advisors, including EM Holdings intent to file a Schedule 13D with the SEC publicly disclosing the existence of and terms of its offer. Mr. Andersen, Mr. Alpay, representatives from Wilson Sonsini and representatives from Credit Suisse First Boston also participated in the meeting. The advisory committee determined that eMachines would issue a press release acknowledging EM Holdings' proposal, if EM Holdings in fact did proceed with its public disclosure of their proposal.

   On November 9, 2001, Averil Capital had a conference call with Credit Suisse First Boston during which Credit Suisse First Boston and Averil Capital discussed, among other things, certain valuation analyses including liquidation analyses relating to eMachines. On the same day, EM Holdings filed a Schedule 13D with the SEC disclosing its offer to eMachines at $0.78 per share and the stock purchase agreement entered into with idealab! On November 9, 2001, eMachines also issued a press release acknowledging the offer and announcing that it had re-engaged Credit Suisse First Boston.

   On November 11, 2001, after being contacted by Credit Suisse First Boston, the Other Interested Party submitted another non-binding letter of intent to acquire eMachines.

   On November 12, 2001, a special meeting of the Board was held to review the material terms and conditions of the indication of interest and the status of discussions with this party, including planned due diligence sessions. Before any discussions, Mr. Hui made a brief statement to the Board and recused himself from the meeting. The Board also discussed the status of discussions with EM Holdings and the likelihood of other potential offers from potentially interested third parties. The Board authorized management and eMachines advisors to continue due diligence and negotiations with the interested parties.

   On Monday, November 12, 2001, Credit Suisse First Boston contacted each of the potentially interested parties, including Averil Capital and the Other Interested Party, to inform them of the process that was being conducted to evaluate proposals for a potential acquisition of eMachines. Each party was informed that November 16, 2001 had been established as the date on which final offers for a potential acquisition of eMachines should be submitted. Each party was encouraged to meet with eMachines management as quickly as possible in order to complete any due diligence that it or its advisors or financing sources deemed necessary.

   After extensive negotiations, EM Holdings, Mr. Hui and eMachines entered into a confidentiality agreement including a 17-day standstill period.

   During the week of November 12, Averil Capital, UBS AG and Houlihan Lokey visited eMachines to conduct due diligence and meet with management at eMachines to obtain due diligence information. In addition, eMachines advisors and management held continuing discussions with other interested third parties, none of whom conducted further diligence during that week.

   On November 15, 2001 Credit Suisse First Boston indicated to Averil Capital that the Board would not be considering final bids on the following day as previously indicated. No explanation was given for the change of process and no alternative date was set for final consideration of bids. In light of the considerable time and expense incurred by EM Holdings, EM Holdings determined to proceed with the presentation of Purchaser's offer on November 16, 2001. eMachines subsequently explained that the deadline was pushed back because additional time was needed to continue discussions with the Other Interested Party.

   After the close of trading on November 16, 2001 EM Holdings delivered to the office of eMachines its revised offer for eMachines. In its revised offer, EM Holdings raised its acquisition price to $1.00 per share, which was at or about the same level as the Other Interested Party's non-binding letter of intent. The revised offer by its terms was scheduled to expire Sunday, November 18, at 12:00 p.m.

   On November 16, 2001, a special meeting of the Board was held. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston participated in the meeting. Mr. Hui gave an oral presentation to the eMachines Board regarding his increased offer. Wilson Sonsini reminded the directors of their fiduciary duties in the context of a potential transaction with Mr. Hui and the Board once again reviewed any potential conflicts of interest any director might have in such a transaction. Mr. Hui made a brief statement about his revised offer and then recused himself and left the meeting. Following Mr. Hui's departure, Credit Suisse First Boston updated the Board on the results of the discussions throughout the week and advised the Board that the Other Interested Party was the only other party that had demonstrated interest in pursuing a transaction in the required timeframe established by the Board and that additional time was needed to hold discussions with the Other Interested Party, which had not submitted a revised indication of interest. The Board noted that EM Holdings' revised bid, which was higher than its first bid, was set to expire on November 18 at 12:00 p.m. The Board instructed eMachines' advisors to contact both EM Holdings and the Other Interested Party and advise such parties that the final deadline for revised offers was November 18, while simultaneously moving forward with negotiations if possible.

   Averil Capital and the Other Interested Party were contacted by Credit Suisse First Boston on November 17, 2001 regarding the results of the Board meeting and were advised of the deadline for final bids.

   Over the course of the weekend, EM Holdings' financial and legal advisors had numerous discussions with eMachines' financial and legal advisors in order to negotiate the terms of a definitive merger agreement and option agreement. No discussions regarding the definitive agreements proposed by the Other Interested Party were held.

   On November 17, 2001, the financing committee of UBS AG met internally to approve its revised commitment letter, which raised the level of UBS AG's commitment from a prior letter and to reflect EM Holdings' enhanced bid. UBS AG received its requisite internal committee approval that day and EM Holdings received a final form of debt commitment letter, executed by UBS AG.

   On November 18, 2001, Mr. Hui delivered to the eMachines advisors EM Holding's revised offer in which EM Holdings raised its offer to $1.06 per share. Also on November 18, 2001, the Other Interested Party submitted verbally a revised non-binding indication of interest at a price higher than its previous offer dated November 17, 2001, but which was not a meaningful increase over its previous offer.

   A special meeting of the Board was held on November 18, 2001, to assess final offers. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston also participated. Mr. Hui gave an oral presentation to the Board regarding EM Holdings' revised offer. Mr. Hui stated that EM Holdings' revised offer would expire on Monday, November 19, at 5:00 a.m. and clearly stated that this was EM Holdings' final offer. Mr. Hui indicated that if this offer was not accepted by the Board prior to its expiration, the offer would expire and EM Holdings would consider other alternatives to his offer. Mr. Hui then recused himself from the meeting. Following Mr. Hui's recusal, the Board was informed that the Other Interested Party had not submitted a revised written offer, not completed diligence, but did verbally express a revised offer at a price below EM Holdings' proposal. Furthermore, the Other Interested Party's offer was subject to confirmatory due diligence and the satisfactory negotiation of definitive agreements. Credit Suisse First Boston then gave a presentation to the Board regarding its financial analysis of the proposal and how it compares to other potential alternatives for eMachines. Wilson Sonsini then updated the Board on the status of negotiations with EM Holdings and its advisors relating to the definitive merger agreement and related documents, including open issues related to certainty of closing and eMachines' ability to terminate the merger agreement in order to accept a third-party offer. The Board authorized eMachines management and advisors to continue to negotiate with EM Holdings and its advisors to come to an acceptable result on the open issues, and another Board meeting was set for the following day to assess the results of these negotiations.

   Following completion of the Board meeting, eMachines advisors contacted Averil Capital and Akin Gump to inform them that the Board had authorized them to complete negotiation of the merger and related agreements. Through its advisors, eMachines requested that EM Holdings extend its offer until the close of the business day on November 18, 2001, in order for negotiations to be completed, and for the Board to consider the definitive agreement after all negotiations were concluded. The parties continued to negotiate the agreements.

   On November 19, 2001, EM Holdings filed an amendment to its previously filed
Schedule 13D indicating its revised offer of $1.06 per share had expired that morning but that the parties were continuing their discussions.

   On the same day, a special meeting of the Board was held. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston also participated in the meeting. Mr. Hui made a brief statement to the Board about his proposal and then recused himself from the meeting. Wilson Sonsini updated the Board on the results of negotiations with EM Holdings' advisors on the definitive documents. Wilson Sonsini then discussed with the Board in detail the terms and conditions of the proposed definitive merger agreement, including the conditions to EM Holdings' obligations to close the offer and eMachines' ability to terminate the agreement and enter into a transaction with a third party, and the terms and conditions of EM Holdings' financing commitment. Credit Suisse First Boston then delivered its oral opinion to the Board, which was confirmed by delivery of a written opinion dated November 19, 2001, that, as of November 19, 2001, based upon and subject to the various consideration set forth in the Credit Suisse First Boston opinion, the offer price to be received by the holders of eMachines Common Stock in the offer and the merger is fair, from a financial point of view, to such stockholders (other than Mr. Hui, KDS USA, EM Holdings or their respective affiliates). Following a lengthy discussion of the terms and conditions of the proposed transaction, the Board determined the merger agreement and the transactions contemplated by the merger agreement to be advisable, fair to and in the best interests of the stockholders of eMachines (other than Mr. Hui, KDS USA, EM Holdings and their respective affiliates), approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the stockholders of eMachines accept the offer and tender their shares of Common Stock in the offer.

   Following the Board meeting, Averil Capital received a phone call from Wilson Sonsini indicating that the Board had approved the merger agreement. The parties executed a definitive merger agreement after the Board meeting on November 19, 2001. EM Holdings also executed the debt financing commitment with UBS AG. eMachines and EM Holdings publicly announced the execution of the definitive merger agreement in a joint press release prior to the opening of the trading markets on November 20, 2001.

   Purchaser, EM Holdings and eMachines executed an amended and restated merger agreement on November 26, 2001.

   At a meeting held on November 19, 2001, the Board unanimously (with the exception of Mr. Hui, who recused himself):

   . determined that the Offer and the Merger are advisable, fair to and in the best interests of the eMachines stockholders (other than Mr. Hui, KDS USA, EM Holdings, and their respective affiliates);

   . approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

   . determined to recommend that the eMachines stockholders accept the Offer and tender their shares of eMachines Common Stock pursuant to the Offer.

   The Board consulted with eMachines' senior management, as well as its legal counsel and financial advisors, in reaching its decision to approve the Merger Agreement. Among the factors considered by the Board in its deliberations were the following:

   . the fact that a rigorous market check of eMachines was undertaken during the summer of 2001 during which eMachines' financial advisor contacted numerous potential acquirers and partners regarding a possible business combination with eMachines and that a follow-up market check was performed in November 2001;

   . the relatively thin trading market and the lack of liquidity of the eMachines Common Stock and the lack of success, due to the relatively small market capitalization, in attracting institutional investors to invest in, or research analysts to report on, eMachines;

   . the historical market prices, price to earnings ratios, recent trading activity and trading range of the Shares, including the fact that the Offer Price to be paid in the Offer and the Merger represents a premium of approximately 96.3% over the $0.54 closing sale price for the Shares on the OTCBB on November 19, 2001 (the last trading day prior to announcement of the Offer);

   . the fact that the Offer Price is near the highest closing sale price of eMachines Common Stock in the previous 12 months;

   . the judgment of the Board, based on arm's-length negotiations with EM
     Holdings, that the Offer Price represented the highest price that EM Holdings would be willing to pay in acquiring the shares of eMachines Common Stock;

   . the Offer Price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by stockholders, which were particularly acute in light of the delisting of eMachines Common Stock from the Nasdaq National Market in May 2001;

   . the Offer and the Merger provide for a prompt cash tender offer for all outstanding shares of eMachines Common Stock (other than those held by Mr. Hui, the Purchaser and EM Holdings, their affiliates, or that are subject to stock purchase agreements) to be followed by a merger for the same consideration, thereby enabling stockholders to obtain cash in exchange for Shares at the earliest possible time;

   . eMachines' financial performance and outlook, and eMachines' assets, business, financial condition, business strategy and results of operations and eMachines' prospects if it were to remain an independent, publicly traded entity, including the risks of competing against companies that have far greater resources, distribution capacity and product offerings than eMachines;

   . the presentation of Credit Suisse First Boston Corporation ("Credit Suisse
     First Boston") on November 18, 2001 regarding its financial analysis, and the opinion of Credit Suisse First Boston delivered to the Board on November 19, 2001, that, as of November 19, 2001, based upon and subject to the various considerations set forth in the Credit Suisses First Boston opinion, the Offer Price to be received by the holders of eMachines Common Stock in the Offer and the Merger is fair, from a financial point of view to such holders, other than Mr. Hui, KDS USA, EM Holdings and their respective affiliates;

   . the terms and conditions of the Merger Agreement generally, including the parties' representations, warranties and covenants, the conditions to the parties' obligations and the circumstances under which EM Holdings and eMachines may terminate the offer;

   . the fact that, although the Merger Agreement does not permit eMachines to solicit competing proposals, the Merger Agreement permits eMachines to furnish information to, and enter into discussions or negotiations with, any person that makes an unsolicited offer, inquiry or proposal to acquire at least 10% of the equity securities of eMachines pursuant to a merger, tender offer, exchange offer, acquisition, consolidation or other similar transaction or to acquire a material portion of eMachines' assets, subject to the terms of the Merger Agreement;

   . the Merger Agreement permits the Board to withdraw its approval or recommendation of the Offer, the Merger and the Merger Agreement and in connection therewith approve or recommend a "Superior Proposal" (as that term is defined in the Merger Agreement), subject to certain notice requirements and payment of a $4.83 million termination fee, if the Board determines in good faith, after consultation with legal counsel, that it is reasonably likely that the failure to take such action would breach with its fiduciary duties to the eMachines stockholders under applicable law;

   . the Board's judgment that the termination fee would not materially impair the ability of a third party to make a competing proposal;
   . the Purchaser's representation in the Merger Agreement that it will have sufficient funds available to it to satisfy its obligation to consummate the Offer and the Merger, and the terms and conditions of the Purchaser's debt commitment letter from UBS Warburg;

   . the fact that EM Holdings cannot modify the minimum condition to below
     80%, or waive such minimum condition, without eMachines' consent (thus assuring that a majority of the shares of eMachines Common Stock held by stockholders of eMachines other than those affiliated with Mr. Hui or held by eMachines' largest stockholders must tender their shares into the Offer);

   . the fact that the Board will be an addressee of the solvency opinion delivered as a condition to UBS Warburg's funding pursuant to its financing commitment, the delivery of which is a condition to EM Holdings' obligation to consummate the Offer which cannot be waived without eMachines' consent.

   . the Board considered alternative transactions including liquidation, sale to a strategic buyer and a cash dividend to stockholders.

   The Board also considered a number of uncertainties and risks in their deliberations concerning the Offer and the Merger, including the following:

   . the possibility that, although the Offer gives the eMachines stockholders the opportunity to realize a premium over the price at which the eMachines Common Stock traded prior to the public announcement of the Offer and the Merger, the eMachines stockholders will not benefit from any future increase in the value of eMachines;

   . the circumstances in the Merger Agreement under which the termination fee becomes payable by eMachines;

   . pursuant to the Merger Agreement, between the execution of the Merger
     Agreement and the expiration date of the Offer, eMachines is required to obtain the Purchaser's consent before it can take certain actions; and

   . the conditions to the Purchaser's obligations to purchase Shares in the Offer, and the possibility that such conditions might not be satisfied, and determined that the offer and the merger represent a better alternative for the stockholders of eMachines than any of the other potential alternatives considered because they offer stockholders the opportunity to receive value for their shares at a significant premium to the market price of eMachines relatively quickly with relative certainty and limited execution risk in comparison with the sale or cash dividend alternative, as well as provide a greater value to stockholders than a liquidation alternative.

   As part of its analysis, the Board also considered the alternative of causing eMachines to remain as a public company. The Board considered eMachines' limitations as a public company as discussed above, including small market capitalization, its delisting from the Nasdaq National Market and its resources in comparison to its competitors. The Board believed that an improvement in those factors that affect eMachines' prospects was not likely in the immediate future. Although the Merger will allow only Mr. Hui and his affiliates to participate in eMachines' future growth, if any, the Board concluded that the potential benefit to the eMachines stockholders of remaining public was outweighed by the risks and uncertainties associated with eMachines' future prospects. The Board also concluded that obtaining a substantial cash premium for the Shares now was preferable to preserving for the eMachines stockholders an opportunity to have a speculative future return.

   As discussed above the Board recognized that, although the consummation of the Offer gives the eMachines stockholders the opportunity to realize a substantial premium over the price at which the Shares were traded before the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for the eMachines stockholders to participate in the future growth and profits of eMachines, if any. The Board believed that the loss of the opportunity to participate in the growth and profits of eMachines, if any, was adequately reflected in the Offer Price. The eMachines board if directors also recognized that there can be no assurance as to the level of growth or profits to be attained by eMachines in the future.

   In light of the number and variety of factors that the Board considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to quantify or otherwise assign relative weights to those factors, and, accordingly, the Board did not do so. In addition, individual members of the Board may have given different weights to different factors. Rather, the Board viewed its positions and recommendations as being based on the totality of the information presented to and considered by it. The Board did not consider net book value except to the extent it was included in preparing the liquidation analysis.

  Opinion of eMachines' Financial Advisor

   eMachines retained Credit Suisse First Boston to act as its exclusive financial advisor in connection with the transaction. In connection with Credit Suisse First Boston's engagement, eMachines requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of eMachines Common Stock, other than Mr. Lap Shun Hui, KDS USA, EM Holdings and their respective affiliates, of the Offer Price to be received by such holders in the Offer and the Merger. On November 18, 2001, the Board met to review the proposed transaction. During this meeting, Credit Suisse First Boston reviewed with the Board certain financial analyses, as described below. Subsequently, at a meeting of the Board on November 19, 2001, Credit Suisse First Boston delivered to the Board its oral opinion, which opinion was confirmed by delivery of a written opinion dated November 19, 2001, that, as of November 19, 2001, based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the Offer Price to be received by the holders of the eMachines Common Stock in the Offer and Merger is fair, from a financial point of view, to such holders, other than Mr. Lap Shun Hui, KDS USA, EM Holdings and their respective affiliates.

   The full text of the Credit Suisse First Boston written opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion is attached as Schedule II to this document and is incorporated by reference in its entirety. eMachines stockholders are urged to, and should, read the Credit Suisse First Boston opinion carefully and in its entirety. The Credit Suisse First Boston opinion addresses only the fairness, from a financial point of view and as of the date of the Credit Suisse First Boston opinion, to the holders of eMachines Common Stock, other than Mr. Lap Shun Hui, KDS USA, EM Holdings and their respective affiliates, of the Offer Price to be received by such holders in the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the proposed Merger. The summary of the Credit Suisse First Boston opinion in this document is qualified in its entirety by reference to the full text of the Credit Suisse First Boston opinion.

   In connection with its opinion, Credit Suisse First Boston, among other things,

   . reviewed the Merger Agreement;

   . reviewed certain publicly available business and financial information relating to eMachines;

   . reviewed certain other information, including financial forecasts, provided to it by eMachines, and met with the eMachines' management to discuss the business and prospects of eMachines;

   . considered certain financial and stock market data of eMachines and compared that data with similar data for other publicly held companies in businesses similar to those of eMachines;

   . considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

   . considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

   In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to financial forecasts for eMachines that it reviewed, Credit Suisse First Boston was advised, and assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of eMachines' management as to the future financial performance of eMachines. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of eMachines, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. The Credit Suisse First Boston opinion is necessarily based upon information available to it as of the date of the Credit Suisse First Boston opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the Credit Suisse First Boston opinion. In connection with its engagement, Credit Suisse First Boston approached third parties to solicit indications of interest in a possible acquisition of eMachines and held preliminary discussions with certain of these parties prior to the date of its opinion. The Credit Suisse First Boston opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies that might be available to eMachines, nor does it address the underlying business decision of eMachines to proceed with the Offer and the Merger.

   In preparing its opinion for the Board, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion. No company or transaction used in the analysis performed by Credit Suisse First Boston as a comparison is identical to eMachines or the contemplated transaction. In addition, Credit Suisse First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Credit Suisse First Boston's view of the actual value of eMachines. In performing its analyses, Credit Suisse First Boston made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of eMachines. The analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Credit Suisse First Boston's analysis of the fairness, from a financial point of view, to the holders of eMachines common stock, other than Mr. Lap Shun Hui, KDS USA, EM Holdings and their respective affiliates, of the Offer Price to be received by such holders in the Offer and the Merger and were provided to the Board in connection with the delivery of the Credit Suisse First Boston opinion.

   The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion, and reviewed with the Board at a meeting of the Board held on November 18, 2001. The following summaries of financial analyses include information presented in tabular format. In order to understand fully the material financial analyses used by Credit Suisse First Boston, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston's financial analyses.

   eMachines Historical Stock Trading Analysis. Credit Suisse First Boston analyzed the prices at which eMachines Common Stock traded from March 24, 2000 (the date of the initial public offering of eMachines Common Stock) through November 16, 2001. Credit Suisse First Boston noted that the high closing price of eMachines Common Stock was $8.75 on May 5, 2000, and that the low closing price of eMachines Common Stock was $0.16 on April 3, 2001. Credit Suisse First Boston also noted the average closing price of eMachines Common Stock over various periods prior to November 16, 2001, as summarized below:

               Period Prior to
               November 16, 2001            Average Closing Price
               -----------------            ---------------------
                   Current.................         $0.51
                   Last 5 trading days.....         $0.54
                   Last 10 trading days....         $0.51
                   Last 30 trading days....         $0.37
                   Last 60 trading days....         $0.29
                   Last 90 trading days....         $0.28

   Credit Suisse First Boston also noted the volume of shares traded at different price levels between January 2, 2001 and November 16, 2001, as summarized in the following table:

Trading Price........ (less than)$0.20 $0.20-$0.30 $0.30-$0.40 $0.40-$0.50 $0.50-$0.60 $0.60-$0.70 $0.70-$0.80
Volume (millions)....       10.7          56.2        39.8        15.5        26.1         7.2         9.8
Percentage...........       6.4%          34.0%       24.1%       9.4%        15.8%       4.4%        5.9%
Cumulative Percentage
  within or below
  Range..............       6.4%          40.4%       64.5%       73.9%       89.7%       94.1%      100.0%
Cumulative Volume
  within or below
  Range (millions)...       10.7          66.9        106.7       122.2       148.3       155.5       165.3

   Comparative Stock Price Performance. Credit Suisse First Boston compared the recent stock price performance of eMachines with indices composed of selected companies in each of the personal computer hardware industry and the distributor and value-added reseller industry and the Nasdaq composite index over the period from March 24, 2000 (the date of the initial public offering of eMachines Common Stock) through November 16, 2001. The following table sets forth the changes in such stock prices and indices over this period:

                                                     Change from
                                                    March 24, 2000
                                                    --------------
             eMachines.............................     (93.8%)
             Distributors and Value-Added Resellers       5.2%
             Personal Computer Hardware............     (42.9%)
             Nasdaq................................     (61.7%)

   Credit Suisse First Boston also noted that eMachines Common Stock has consistently traded at a discount to eMachines' respective quarterly cash balance since September 2000.

   Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Credit Suisse First Boston calculated the implied eMachines equity value based on two sets of financial projections provided to Credit Suisse First Boston by eMachines' management. The discounted cash flow analysis performed using the first set of financial projections provided to Credit Suisse First Boston by eMachines' management, the "management case", was based on various assumptions, including, among other things, (i) revenue growth rates of 24% for 2002 and 10% for 2003 through 2006, (ii) gross margins of 9.3% for 2002 through 2006, (iii) terminal value multiples of 2006 estimated revenue ranging from 0.10 times to
0.30 times, (iv) terminal value multiples of 2006 estimated unlevered net income ranging from 15 times to 25 times, and (v) discount rates ranging from 15% to 25%. This analysis implied eMachines equity values ranging from $214.9 million to $339.6 million. Credit Suisse First Boston believed that, in light of the historical performance and current market conditions, eMachines' ability to achieve the management case projections was subject to significant risks.

   Credit Suisse First Boston also performed a similar analysis based on a second set of financial projections provided to it by eMachines' management, the "sensitivity case". The discounted cash flow analysis were performed using the sensitivity case projections was based on, among other things, (i) revenue growth rates of 15% for 2002 and 5% for 2003 through 2006, (ii) gross margins of 5% in 2002 improving to 9% in 2006, (iii) terminal value multiples of 2006 estimated revenue ranging from 0.05 times to 0.15 times, (iv) terminal value multiples of 2006 estimated unlevered net income ranging from 7.5 times to 12.5 times, and (v) discount rates ranging from 15% to 25%. This analysis implied eMachines equity values ranging from $137.9 million to $181.9 million.

   Premiums Paid Analysis. Credit Suisse First Boston calculated the premium that the Offer Price of $1.06 represented to the closing price of eMachines Common Stock on several dates prior to November 16, 2001. The following table summarizes the results of this analysis:

                                       Premium of the Offer
                                          Price over the
                   Date                eMachines Share Price
                   ----                ---------------------
                   November 16, 2001..         107.8%
                   November 9, 2001(1)         146.5%
                   30 days prior(2)...         404.8%
                   60 days prior(2)...         285.5%
                   90 days prior(2)...         430.0%

--------
(1) Date of the initial public announcement of the interest of EM Holdings in acquiring eMachines.
(2) Based on reference date of November 16, 2001.

   Credit Suisse First Boston also reviewed the premiums paid in 643 cash and stock transactions since January 1, 2001 valued at more than $10 million. The following table summarizes the premiums paid in such deals to the target company's stock price one day prior to announcement of the transaction:

Premium................. (less than)0% 0%-30% 30%-60% 60%-90% 90%-120% (greater than)120%
Percentage of Deals.....     11.5%     44.5%   29.5%   8.2%     2.5%          3.7%
Cumulative Percentage of
  Deals within or below
  Range.................     11.5%     56.0%   85.5%   93.7%   96.2%         100.0%

   Credit Suisse First Boston noted that the average premium in these transactions to the target's closing price one day prior to announcement of the transaction was 30.1%.

   Liquidation Analysis. Using estimates provided by eMachines' management, Credit Suisse First Boston calculated that net proceeds of $81.7 million to $125.7 million could be distributed to eMachines stockholders if eMachines was liquidated.

   Cash Distribution Alternative. Using estimates provided by eMachines' management, Credit Suisse First Boston calculated that $88.4 million to $135.4 million could be available for distribution to eMachines stockholders in a cash dividend. Credit Suisse First Boston presented an illustrative range of total value to eMachines stockholders of $111.7 million to $221.6 million based on the above amount or assumed available cash and an illustrative value range for the remaining equity stake of $23.3 million to $86.2 million based on certain eMachines trading statistics.

   Other Analyses. In the course of preparing its opinion, Credit Suisse First Boston also reviewed and considered other estimates provided by management, other information, and other analyses, including, among other things:

   . Credit Suisse First Boston compared certain publicly available financial information of eMachines with that of other companies, including seven personal computer hardware companies, five distributors and value-added resellers and 28 companies with negative aggregate values. No company utilized as a comparison in this comparable company analysis is identical to eMachines and, in addition, Credit Suisse First Boston noted that such companies had financial, product offering and liquidity profiles that were significantly different from eMachines. This analysis implied eMachines equity values ranging from $60.0 million to $325.0 million.

   . Credit Suisse First Boston reviewed 15 precedent transactions in the hardware industry and ten precedent transactions involving distributors or value-added resellers and calculated various multiples of the consideration paid in such transactions to financial statistics of the companies acquired in such transactions based on publicly available information. No transaction utilized as a comparison in this precedent transaction analysis is identical to the proposed Offer and Merger and, in addition, Credit Suisse First Boston noted that such transactions were completed in business and capital market environments that are significantly different to current business and capital market environments and that companies involved in such transactions had financial, product offering and liquidity profiles that were significantly different from eMachines. This analysis implied eMachines equity values ranging from $240.0 million to $360.0 million.

   In evaluating the transaction, Credit Suisse First Boston made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of eMachines, such as the effect of competition on the business of eMachines and the personal computer industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of eMachines or the personal computer industry or in the financial markets in general. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

   Credit Suisse First Boston's opinion and presentation to the Board was one of many factors taken into consideration by the Board in making its determination to recommend the transaction agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Board or the eMachines' management with respect to the value of eMachines or whether the Board would have been willing to agree to a different offer price.

   The Board retained Credit Suisse First Boston to act as its exclusive financial advisor in connection with the transaction. Credit Suisse First Boston was selected by the Board based on Credit Suisse First Boston's qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Credit Suisse First Boston has provided investment banking and financial services to eMachines for which it received compensation. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the securities of eMachines for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Pursuant to an engagement letter dated November 1, 2001, eMachines engaged Credit Suisse First Boston to provide financial advisory services to the Board in connection with the transaction, including, among other things, rendering its opinion and making the presentation referred to above. Pursuant to the terms of the engagement letter, eMachines has agreed to pay Credit Suisse First Boston a transaction fee equal to the greater of (i) 2.00% of the aggregate value of the transaction and (ii) $2,500,000. Credit Suisse First Boston will also receive a fee of $500,000 for rendering its opinion, which will be credited against any transaction fee paid to Credit Suisse First Boston. In addition, eMachines has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including attorney's fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

  Intent to Tender

   To the best knowledge of eMachines and after reasonable inquiry, all of eMachines' directors (other than Mr. Hui), executive officers and affiliates currently plan to tender pursuant to the Offer all Shares held of record or beneficially owned by each of them (other than those individuals, if any, for whom tender of Shares could cause them to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended), subject to and consistent with any fiduciary obligations of such persons.

   Mr. Hui, a director of eMachines and the sole shareholder of EM Holdings and beneficial owner of all of Purchaser's capital stock, will not tender his Shares in the Offer.

   idealab!, which beneficially owns approximately 8.6% of the outstanding Shares as of November 26, 2001, has entered into the Stock Purchase Agreement pursuant to which idealab! agrees that it will not tender it Shares in the Offer, but will sell its shares to Mr. Hui effective immediately after the acceptance of the Shares tendered in the offer.

   eMachines and its subsidiaries will not tender any Shares held by them in the Offer. Pursuant to the Merger Agreement, any Shares held by eMachines or its subsidiaries will be cancelled at the effective time of the Merger.

5. Person/Assets, Retained, Employed, Compensated or Used.

   The Board retained Credit Suisse First Boston pursuant to the Engagement Letter, dated November 1, 2001. The terms of the Engagement Letter are summarized in the section of Item 4 above and are incorporated herein by reference.

   Neither eMachines nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

6. Interest in Securities of the Subject Company.

   No transactions in the Shares have been effected during the past 60 days by eMachines or, to the best of eMachines' knowledge, by any executive officer, director, affiliate or subsidiary of eMachines.

   According to a statement on Schedule 13G filed by Deutsche Bank AG, on September 19, 2001, beneficial ownership of the 27,819,538 shares of eMachines held by Korea Data Systems America, Inc. ("KDSA"), a wholly-owned subsidiary of Korea Data Systems Co., Ltd., which constitutes 19.1% of the total outstanding eMachines Common Stock, was transferred to Deutsche Bank Trustees (Hong Kong) Limited ("DBT") after KDSA defaulted under a Trust Deed dated September 25, 2000 between KDSA and DBT. DBT now holds those Shares as trustee for certain noteholders under the Trust Deed and the noteholders have the right to receive the proceeds from the disposition of such Shares.

7. Purpose of the Transaction and Plans or Proposals.

   (1) (i) Except as set forth in this Schedule 14D-9, eMachines is not currently undertaking or engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of eMachines' securities by eMachines, any subsidiary of eMachines or any other person; (ii)
(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving eMachines or any subsidiary of eMachines, (2) any purchase, sale or transfer of a material amount of assets by eMachines or any subsidiary of eMachines, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of eMachines.

   (2) Except as indicated in set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph (1) of this Item 7.

8. Additional Information.

  State Takeover Laws

   eMachines is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire

15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the Board of Directors of such corporation prior to such time. Section 203 is inapplicable to corporations that do not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on the Nasdaq Stock Market or (iii) held of record by more than 2,000 stockholders. eMachines currently has fewer than 2,000 stockholders of record, and it is neither listed on a national securities exchange nor authorized for quotation on the Nasdaq Stock Market. In any case, the Board has approved the Offer and the Merger, which would render Section 203 inapplicable to the Offer and the Merger.

  Antitrust

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until notifications have been given and certain information has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of Shares in the Offer and the Merger.

   Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material 24 concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. EM Holdings expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger in December 2001, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the fifteenth calendar day after the date EM Holdings files the Premerger Notification and Report Form, unless earlier terminated by the FTC or the Antitrust Division or EM Holdings receives a request for additional information or documentary material prior to that time. If within the 15-calendar-day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from EM Holdings, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of our substantial compliance with that request, unless the waiting period is sooner terminated by the FTC or the Antitrust Division. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or by agreement. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser's purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of EM Holdings, eMachines or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

   Based upon an examination of publicly available information relating to the businesses in which eMachines is engaged, eMachines believes that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, eMachines cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. EM Holdings and eMachines each conduct operations in a number of foreign jurisdictions where regulatory filings or approvals may be required or desirable in connection with the Offer.

   EM Holdings and eMachines are currently in the process of analyzing whether filings or approvals are in fact required or desirable in certain of these jurisdictions and, where necessary, the parties intend to make such filings. It is possible that one or more of any such filings may not be made, or one or more of such approvals, which are not as a matter of law or practice required to be obtained prior to consummation of the Merger, may not be obtained prior to consummation of the Merger.

  Certain Litigation

   On November 20, 2001, a suit was filed against eMachines in the Orange County Superior Court in California by Gary Dvorchak, on behalf of himself and all others similarly situated. eMachines has not yet been served in this action, but Purchaser and eMachines will file the complaint by amendment to the Schedule TO and 14D-9 when a copy becomes available to us.

  Information Statement and Exhibits

   The Information Statement attached hereto as Schedule I is being furnished to eMachines' stockholders in connection with the possible designation by EM Holdings, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of eMachines' stockholders, and the Information Statement is incorporated herein by reference.

   The information contained in all of the exhibits referred to in Item 9 below is incorporated herein by reference.

9. Exhibits.

 (a)(1) Letter to the Stockholders of eMachines, Inc., dated November 27, 2001*

 (a)(2) Press Release by EM Holdings and eMachines, dated November 20, 2001(incorporated herein by reference to the Schedule 14D-9C filed by eMachines on November 20, 2001)

 (a)(3) Opinion of Credit Suisse First Boston Corporation to the Board of Directors of eMachines, dated
          November 19, 2001 (incorporated herein by reference to Schedule II attached to this
          Schedule 14D-9)*

 (a)(4) Item 13 of the Schedule TO filed by eMachines, EM Holdings, Purchaser and Lap Shun Hui on
          November 27, 2001 (incorporated herein by reference to Item 13 of the Schedule TO filed by
          eMachines, EM Holdings, Purchaser and Lap Shun Hui on November 27, 2001
          (the "Schedule TO"))

 (a)(5) Such other positions of the Offer to Purchase dated November 27, 2001 as contain information required by Schedule 13E-3 (incorporated herein by reference to the Schedule TO)*

 (e)(1) Amended and Restated Agreement and Plan of Merger, dated as of November 26, 2001, by and among EM Holdings and Purchaser and eMachines

 (e)(2) Buyer Option Agreement, dated as of November 19, 2001, between EM Holdings, Purchaser and
          eMachines

 (e)(3) Stock Purchase Agreement, dated as of October 30, 2001, between idealab! Holdings, L.L.C. and
          Lap Shun Hui

 (e)(4) Confidentiality Agreement among eMachines, EM Holdings and Lap Shun Hui, dated November 12,
          2001

 (e)(5) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and
          Rule 14f-1 thereunder (incorporated herein by reference to Schedule I attached to this
          Schedule 14D-9)*

 (e)(6) Employment Agreement dated February 23, 2001 with Wayne R. Inouye (incorporated herein by reference to Exhibit 99.4 to the current report on Form 8-K filed by eMachines with the SEC on
          March 8, 2001)

 (e)(7) Employment Agreement dated April 30, 2001 with Adam Andersen (incorporated herein by reference to Exhibit 99.15 to the current report on Form 8-K filed by eMachines with the SEC on
          April 27, 2001)

 (e)(8) Employment Agreement dated May 1, 2001 with Mike Zimmerman (incorporated herein by reference to Exhibit 99.2 to the current report on Form 8-K filed by eMachines with the SEC on
          May 8, 2001)

 (e)(9) Employment Agreement dated May 7, 2001 with Bob Davidson (incorporated herein by reference to
          Exhibit 99.3 to the current report on Form 8-K filed by eMachines on May 8, 2001)

(e)(10) Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.6 to the
          Form S-1 Registration Statement filed by eMachines on August 31, 1999)

(e)(11) Revised Proxy Statement on Schedule 14A filed by eMachines with the SEC on May 4, 2001

(e)(12) Subordinated Promissory Note dated as of June 7, 1999 for Korea Data Systems America, Inc.
          (incorporated herein by reference to Exhibit 10.5 to the S-1 Registration Statement filed by
          eMachines on August 31, 1999)

(e)(13) Original Design Manufacturer Agreement between TriGem Computer, Inc. and eMachines dated as of January 24, 2000 (incorporated herein by reference to Exhibit 10.20 to the S-1 Registration
          Statement filed by eMachines on March 2, 2000)

--------
*  Included in copies mailed to stockholders of eMachines

                      WHERE YOU CAN FIND MORE INFORMATION

   eMachines files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

              Public Reference Room     Midwest Regional Office
              450 Fifth Street, N.W.    500 West Madison Street
              Suite 1024                Suite 1400
              Washington, D.C. 20549    Chicago, Illinois
                                        60661-2511

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

   The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like eMachines, who file electronically with the SEC. The address of that site is http://www.sec.gov.

   The SEC allows us to "incorporate by reference" information into this
Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated November 28, 2001

                                          EMACHINES, INC.

                                                    /s/ Wayne R. Inouye
                                          By: _________________________________
                                                 Title: President and Chief
                                                     Executive Officer